
08054485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp
Exact name of registrant as specified in charter

0000884219
Registrant CIK Number

Year ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

001-11015
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 26, 2007.



Viad Corp

By: ______________________
Scott E. Sayre
Vice-President, General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, that the information set forth in this statement is true and complete.

By: ______________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2007**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN



By: ____________
Suzanne Pearl
Chairman, Viad Corp Capital Accumulation Plan Committee

DATE: June 26, 2008

Exhibit 23 is on Page 12

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2007 and 2006,
Supplemental Schedules as of and for the
Year Ended December 31, 2007, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective December 31, 2007, the Viad Corp Employees' Stock Ownership Plan was merged into the Viad Corp Capital Accumulation Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2007, and (2) reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2008
Phoenix, AZ

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007			
	Allocated to Participants	Unallocated	Total	2006
ASSETS				
Investments at Fair Value:				
Participant-Directed Investments	$ 113,162,987	$ -	$ 113,162,987	$ 95,039,223
Non-Participant-Directed Investments	-	30,301,484	30,301,484	-
Participant Loans Receivable	1,990,236	-	1,990,236	1,360,570
Total Investments	115,153,223	30,301,484	145,454,707	96,399,793
Receivables:				
Participant Contributions	77,274	-	77,274	70,984
Employer Contributions	35,654	-	35,654	-
Dividends on Participant-Directed Investments	48,058	-	48,058	11,181
Dividends on Non-Participant-Directed Investments	-	38,646	38,646	-
Total Receivables	160,986	38,646	199,632	82,165
Cash	4,053	-	4,053	5,733
Restricted Cash	-	7,449	7,449	-
Total Assets	115,318,262	30,347,579	145,665,841	96,487,691
LIABILITIES				
Note Payable to Viad Corp	-	8,943,000	8,943,000	-
Accrued Administrative Expenses Payable to Viad Corp	-	27,410	27,410	-
Total Liabilities	-	8,970,410	8,970,410	-
Net Assets Available for Benefits at Fair Value	115,318,262	21,377,169	136,695,431	96,487,691
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(42,785)	-	(42,785)	72,310
Net Assets Available for Benefits	$ 115,275,477	$ 21,377,169	$ 136,652,646	$ 96,560,001

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Additions:		
Participant Contributions	$ 10,889,928	$ 8,940,523
Net Transfer from Viad Corp Employees' Stock Ownership Plan:		
Participant-Directed Balances-Allocated	19,759,797	-
Non-Participant-Directed Balances-Unallocated	21,377,169	-
Total Contributions and Transfers	52,026,894	8,940,523
Investment Income:		
Net Appreciation (Depreciation) in Fair Value of Investments	(2,354,299)	8,775,859
Dividends	3,483,642	2,075,883
Interest	875,781	797,399
Net investment Income	2,005,124	11,649,141
Total Additions	54,032,018	20,589,664
Deductions:		
Benefits Paid to Participants	13,939,373	10,307,570
Increase in Net Assets Available for Benefits	40,092,645	10,282,094
Net Assets Available for Benefits, Beginning of Year	96,560,001	86,277,907
Net Assets Available for Benefits, End of Year	$ 136,652,646	$ 96,560,001

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan, commonly known as Toward Retirement Income Management or TRIM, was established on January 1, 1985 and has been amended periodically since that date. United States employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan, and leased employees are eligible to participate in the Plan, on or after their hire date, if the position in which the employee works is one that would customarily have at least 1,000 hours of service in a twelve consecutive month period for which they are paid a regular fixed compensation. Employees contribute to the Plan by enrolling for payroll deduction on a pre-tax basis, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Merger. Effective December 31, 2007, the Viad Corp Employees' Stock Ownership Plan ("ESOP"), which was used to provide a matching contribution for participants of the Plan, was merged into the Plan. The ESOP was established effective as of June 1, 1989 (and as restated June 1, 2005) and operated, in relevant part, as a leveraged employee stock ownership plan and was designed to comply with Section 4975(e)(7) and the regulations thereunder of the Code, and was subject to the applicable provisions of ERISA. After the merger, the ESOP will be maintained as an employee stock ownership plan feature offered by the Plan in accordance with Treasury Regulation section 54.4975-11(a)(5). The terms of the ESOP will be included as an appendix to the Plan and will continue to be administered in substantially the same manner as before the merger, except that the ESOP appendix will not be a separate plan within the meaning of the Code and ERISA. As a result of the merger, the net assets available for benefits in the ESOP of $41,136,966 as of December 31, 2007 were transferred into the Plan and the Plan now holds shares of Viad common stock in a trust originally established under the ESOP for use in allocating shares to Plan participants. While allocations in 2007 and 2006 were made by the ESOP, future allocations will be determined based upon a formula which incorporates the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to the ESOP loan and principal and interest paid on such loan in the current year. Allocated shares vest fully upon allocation and dividends paid on allocated shares are reinvested in additional shares.

The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of employees with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock not yet allocated to employees (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price, as trustee, while unallocated shares are held by the Company's transfer agent. Company contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants

Plan Administration. The Plan is administered by a committee of at least three persons appointed by the Chief Executive Officer of the Company (the "Committee"). Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. Participants are charged a loan processing fee, retirees and terminated employees are charged an annual administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Additionally, certain investment options bear a fund expense, which is reflected in the share price of the fund. All other Plan expenses are paid directly by Viad.

Spin-Off of MoneyGram International, Inc. In 2004, Viad spun-off its wholly-owned subsidiary, MoneyGram International, Inc. ("MoneyGram"), and distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. As a result, as of December 31, 2007 and 2006, MoneyGram common stock was held by the Plan; however, MoneyGram is not an investment election for future participant contributions. Participants have been notified that, as of January 1, 2010, MoneyGram common stock will no longer be offered as an investment option in the Plan. Participants have been provided with an approximately two year window to exchange out of MoneyGram stock held in their account, if any, and redirect proceeds into available investment options under the Plan.

Contributions. Participants may contribute up to 50 percent of pre-tax annual compensation as defined by the Plan, subject to annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the direction of the participants into various investment options offered by the Plan. Participants select the allocation of their contributions, which are maintained in individual participant accounts. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to annual limits prescribed by the Code. During 2007, the Plan offered 20 mutual funds and two common/collective trusts as investment options for participant contributions.

Effective January 1, 2002, the common stock of Viad was no longer offered as an investment option for future participant contributions. Effective January 2, 2006, the FINOVA Group Inc. common stock was removed as an investment option. Plan participants either transferred shares in the FINOVA Group Inc. into other investment options by December 30, 2005, or on January 2, 2006, the proceeds were reinvested, on a pro rata basis, in accordance with Plan participants' current investment elections. Additionally, effective March 3, 2006, the Vanguard Windsor Fund was removed as an investment option and Plan participants either transferred shares into other investment options by February 21, 2006, or on March 3, 2006, participant balances were transferred to the T. Rowe Price Value Fund, a current investment option in the Plan.

Effective January 1, 2007, the T. Rowe Price Retirement 2050 Fund and T. Rowe Price Retirement 2055 Fund were made available to participants as investment options in the Plan. In addition, in February 2007, the Plan added two features made available by the Pension Protection Act of 2006: (1) military reservist distributions and (2) rollover options for non-spousal beneficiaries.

Matching contributions to the ESOP (prior to its merger into the Plan effective December 31, 2007) were made by Viad and consisted of Viad common stock. Participants receive a matching contribution based on pre-tax deferrals to the Plan of 100 percent of the first three percent of wage reduction and an additional matching contribution of 50 percent of the next two percent of wage reduction, for an overall maximum matching contribution of four percent of pre-tax earnings. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made and are limited to the applicable amounts as prescribed by the Code. Prior to the merger, in-service withdrawals of matching contributions from the ESOP were not permitted; however, such amounts were available for withdrawal from the ESOP and reinvestment in the Plan at the participant's direction. Such amounts are reflected as "Participant contributions" in the statements of changes in net assets available for benefits. Viad's Board of Directors may also provide discretionary profit sharing allocations of additional shares of Viad common stock. These profit sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made regardless of years of service. No discretionary profit sharing allocations were made in either 2007 or 2006.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in the account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee votes the unallocated shares.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash for any fractional share.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's account balance or $50,000 reduced by the participant's highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee. Current policy establishes the interest rate as the prime rate at the beginning of the month in which the loan withdrawal is made plus one percent. Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years. An administrative fee of $50 is charged for loans on a participant's account balance.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.

Participant Accounts. For each participant, various accounts are maintained by T. Rowe Price as record keeper, to record employee contributions, Company matching contributions made to the Plan, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation in the fair value of the Plan's investments. The benefit to which a participant is entitled is the total benefit that can be provided from the combined amount of these participant accounts less any outstanding participant loans.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. The Plan was restated January 14, 2002 in accordance with changes in the law commonly referred to as GUST (which refers to the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000). The Plan was subsequently amended February 26, 2002 to permit diversification of investments out of Viad common stock. On December 4, 2002, the Plan was amended to adopt a good faith amendment per the Economic Growth and Tax Relief Reconciliation Act of 2001 and was subsequently amended on February 20, 2003, as a condition of the most recent determination letter from the Internal Revenue Service ("IRS").

The Plan was amended in November 2003, effective January 1, 2004, to incorporate the safe harbor features. The Plan was also amended effective June 30, 2004 to provide for the transfer of participant accounts to a new defined contribution plan for MoneyGram individuals established in connection with the MoneyGram spin-off. The Plan was amended on May 24, 2005 to provide for the automatic rollover of mandatory distributions, Plan charges to participant accounts for legal review of qualified domestic relations orders, and for the rollover of ESOP accounts by former participants. The Plan was restated effective June 1, 2005. The Plan was amended effective August 29, 2005 to provide for certain relief with respect to allowing hardships and increasing plan loans for participants affected by Hurricane Katrina. On May 16, 2006, the Plan was amended to include additional criteria used to qualify as a financial hardship.

Recent Accounting Pronouncement. In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Common/collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Common stock is valued at its quoted market price. Participant loans receivable are valued at the outstanding loan balances.

As of December 31, 2006, the Plan adopted FASB Staff Position AAG INV-1 and Statement of Position No. 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." The Staff Position requires the statement of net assets available for benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The adoption of the Staff Position resulted in adjustments from fair value to contract value for fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Fund of a reduction of $42,785 and an increase of $72,310 as of December 31, 2007 and 2006, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Note 3. Investments

Investments held as of December 31, 2007 and 2006 are as follows:

	2007		2006	
Non-Participant-Directed:				
Unallocated shares of Viad Corp common stock	$ 30,301,484	*	$ -	
Participant-Directed:				
T. Rowe Price Value Fund	$ 20,637,665	*	$ 23,266,298	*
Viad Corp	13,599,833	*	1,912,033	
T. Rowe Price Equity Index 500 Fund	10,576,668	*	10,897,607	*
T. Rowe Price Blue Chip Growth Fund	9,786,198	*	8,393,617	*
MoneyGram International, Inc	9,477,811	*	5,823,542	*
T. Rowe Price New Horizons Fund	7,613,376	*	7,850,116	*
T. Rowe Price Prime Reserve Fund	7,582,847	*	8,157,386	*
T. Rowe Price Stable Value Fund	7,238,933	*	8,434,846	*
T. Rowe Price International Growth & Income Fund	3,308,989		2,467,241	
T. Rowe Price International Stock Fund	3,196,999		2,736,066	
T. Rowe Price Retirement 2020 Fund	3,051,845		2,210,458	
T. Rowe Price Retirement 2030 Fund	2,451,350		1,773,641	
T. Rowe Price Retirement 2025 Fund	2,398,097		2,048,577	
T. Rowe Price Retirement 2015 Fund	2,261,231		1,313,570	
T. Rowe Price Bond Index Trust	2,256,416		2,472,140	
T. Rowe Price Retirement 2010 Fund	1,921,087		1,260,879	
T. Rowe Price Spectrum Income Fund	1,670,195		1,388,161	
T. Rowe Price Retirement 2035 Fund	1,529,887		983,071	
T. Rowe Price Retirement 2040 Fund	1,178,485		800,459	
T. Rowe Price Retirement Income Fund	522,419		458,416	
T. Rowe Price Retirement 2005 Fund	382,370		318,752	
T. Rowe Price Retirement 2050 Fund	280,028		-	
T. Rowe Price Retirement 2045 Fund	188,808		72,347	
T. Rowe Price Retirement 2055 Fund	51,450		-	
Total Investments Allocated to Participants	113,162,987		95,039,223	
Participant Loans Receivable	1,990,236		1,360,570	
Total Investments	$ 145,454,707		$ 96,399,793	

* Investment represents five percent or more of the Plan's net assets.

Net appreciation/depreciation in fair value of investments and dividend income for the years ended December 31 by major classification of investments is as follow:

	2007		2006	
	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income	Net Appreciation in Fair Value of Investments	Dividend Income
Mutual funds	$ 489,569	$ 3,443,827	$ 6,993,795	$ 2,034,282
MoneyGram International, Inc. common stock	(2,621,168)	33,019	1,130,181	33,607
Viad Corp common stock	(374,983)	6,796	556,512	7,994
Common/collective trusts	152,283	-	95,371	-
	$ (2,354,299)	$ 3,483,642	$ 8,775,859	$ 2,075,883

The T. Rowe Price Stable Value Fund is valued at the aggregate contract value of the portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying investments ranged from 3.45 to 5.85 percent and 3.45 to 5.93 percent for 2007 and 2006, respectively, allowing for blended rates of return for the fund of 4.61 and 4.33 percent for 2007 and 2006, respectively.

Note 4. Note Payable

With the Plan merger with the ESOP effective December 31, 2007, the Plan assumed the ESOP's note payable to the Company, which is collateralized by such cash or stock contributions contributed to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) are due quarterly with a final payment of any remaining balance of principal and interest due on December 31, 2016. The Committee administers the payment of interest and principal on the note payable to Viad from cash contributions made by the Company, as determined by the Plan documents. The interest rate to be paid is based on a specified percentage of London Interbank Offered Rate and is reset on a monthly basis.

Annual principal maturities for the succeeding years are scheduled to be $1,000,000 in 2008 through 2015 and $943,000 in 2016.

Note 5. Exempt Party-in-Interest Transactions

Plan investments include shares of registered investment companies and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also holds shares of common stock of Viad and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan's investment in Viad common stock at December 31 was as follows:

	2007		
	Allocated to Participants	Unallocated	2006
Number of shares	430,647	959,515	47,094
Acquisition cost	$ 3,542,302	$ 6,933,455	$ 864,817
Fair value	$ 13,599,833	$ 30,301,484	$ 1,912,033

Note 6. Federal Income Tax Status

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company intends to submit a timely application for a determination letter in compliance with IRS guidelines placing plans on staggered submission cycles based on the last digit of the employer identification number ("EIN") of the Plan sponsor. Based on the Company's EIN, the Plan's period for on-cycle submission to the IRS will be between February 1, 2010 and January 31, 2011.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for benefits per financial statements	$ 136,652,646	$ 96,560,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,964	(70,425)
Net assets available for benefits per Form 5500	$ 136,672,610	$ 96,489,576

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 including transfer of assets for the years ended December 31:

	2007	2006
Increase in net assets available for benefits per financial statements	$ 40,092,645	$ 10,282,094
Change in adjustment from fair value to current value for fully benefit-responsive investment contracts	90,389	(70,425)
Increase in net assets available for benefits per Form 5500	$ 40,183,034	$ 10,211,669

Note 8. Subsequent Events

The Plan held 5,090 shares of Viad common stock available for allocation to employees that had not been allocated as of December 31, 2007. In accordance with the Plan documents, in January 2008, the additional shares totaling $143,080 were allocated to participants' accounts based on the pro rata amount contributed to the Plan during 2007.

Effective January 1, 2008, the Plan began permitting participants to defer, on an after-tax payroll deduction basis, "Roth" contributions. Participants may elect to contribute either pre-tax or after-tax Roth contributions, or a combination or both, up to the annual IRS limitations. The Company match is made on Roth contributions in the same amounts as described for pre-tax deferrals above. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, will be tax-free to the participant if taken five years after the year of the first Roth contribution and if the participant has reached the age of 59½, become totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Subsequent to December 31, 2007, the per share value of MoneyGram common stock declined from $15.37 as of December 31, 2007 to $1.07 as of June 25, 2008. The decrease was largely due to the negative impact of the decline in MoneyGram's investment portfolio which prompted a recapitalization of the company and a corresponding dilution of value to the existing shareholders. Prior to these events, the Committee had elected to remove MoneyGram as an investment option effective January 1, 2010.

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

Column B Identity of Issuer, Borrower, Lessor or Similar Party	Column C Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Column E Current Value
* T. Rowe Price Value Fund	Mutual Fund - 797,745 shares	$ 20,637,665
* T. Rowe Price Equity Index Fund	Mutual Fund - 268,716 shares	10,576,668
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 243,256 shares	9,786,198
* T. Rowe Price New Horizon Fund	Mutual Fund - 249,537 shares	7,613,376
* T. Rowe Price Prime Reserve Fund	Mutual Fund - 7,582,847 shares	7,582,847
* T. Rowe Price Stable Value Fund	Common/Collective Trust - 7,196,148 units	7,216,112
* T. Rowe Price International Growth & Income Fund	Mutual Fund - 186,107 shares	3,308,989
* T. Rowe Price International Stock Fund	Mutual Fund - 190,866 shares	3,196,999
* T. Rowe Price Retirement 2020 Fund	Mutual Fund - 172,032 shares	3,051,845
* T. Rowe Price Retirement 2030 Fund	Mutual Fund - 128,680 shares	2,451,350
* T. Rowe Price Retirement 2025 Fund	Mutual Fund - 181,950 shares	2,398,097
* T. Rowe Price Retirement 2015 Fund	Mutual Fund - 178,753 shares	2,261,231
* T. Rowe Price Bond Index Trust	Common/Collective Trust - 90,076 units	2,256,416
* T. Rowe Price Retirement 2010 Fund	Mutual Fund - 118,512 shares	1,921,087
* T. Rowe Price Spectrum Income Fund	Mutual Fund - 136,789 shares	1,670,195
* T. Rowe Price Retirement 2035 Fund	Mutual Fund - 113,241 shares	1,529,887
* T. Rowe Price Retirement 2040 Fund	Mutual Fund - 61,379 shares	1,178,485
* T. Rowe Price Retirement Income Fund	Mutual Fund - 39,280 shares	522,419
* T. Rowe Price Retirement 2005 Fund	Mutual Fund - 32,432 shares	382,370
* T. Rowe Price Retirement 2050 Fund	Mutual Fund - 26,720 shares	280,028
* T. Rowe Price Retirement 2045 Fund	Mutual Fund - 14,832 shares	188,808
* T. Rowe Price Retirement 2055 Fund	Mutual Fund - 4,909 shares	51,450
Viad Corp	Common Stock - 430,647 shares	13,599,833
MoneyGram International Inc.	Common Stock - 616,644 shares	9,477,811
		113,140,166
Unallocated shares of Viad Corp	Common Stock - 959,515 shares	30,301,484
Participant loans receivable	Participant loans - interest at 4.8% to 9.5% per year, maturing through 2022	1,990,236
		$ 145,431,886

*Party in interest

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions
Year Ended December 31, 2007

Column A	Column B	Column C	Column D	Column G	Column H	Column I
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
Single Transactions						
Viad Corp-Unallocated*	Common Stock	$ 30,301,484	$ -	$ 30,301,484	$ 30,301,484	$ -
Viad Corp-Allocated*	Common Stock	12,396,069	-	12,369,069	12,369,069	-
MoneyGram International, Inc.- Allocated*	Common Stock	7,284,663	-	7,284,663	7,284,663	-
Series of Transactions						
T. Rowe Price Value Fund	Mutual Fund	$ 2,535,289	$ -	$ 2,535,289	$ 2,535,289	$ -
			4,450,761	3,808,551	4,450,761	642,210

*Represents the fair value transfer of assets from the ESOP as a result of the December 31, 2007 merger of the ESOP into the Plan.

NOTE: Reportable transactions are those cash transactions which either singularly or in series of combined purchases and sales during the year exceed five percent of the fair value of the Plan's assets at the beginning of the year.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-130175 and 333-145969 on Form S-8 of our report dated June 26, 2008, relating to the financial statements and financial statement schedules of the Viad Corp Capital Accumulation Plan (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the merger of the Viad Corp Employees' Stock Ownership Plan into the Viad Corp Capital Accumulation Plan), appearing in this Annual Report on Form 11-K of the Viad Corp Capital Accumulation Plan, for the year ended December 31, 2007.

Deloitte & Touche LLP

Phoenix, Arizona
June 26, 2008

END